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PERSONAL AND CONFIDENTIAL
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March 1, 1998


Board of Directors
Handy & Harman
250 Park Avenue
New York, NY 10177

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (excluding WHX Corporation ("WHX") and its subsidiaries) of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Handy & Harman (the "Company") of the $35.25 per Share in cash proposed to be paid by WHX in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of March 1, 1998, among WHX, HN Acquisition Corp., a direct wholly-owned subsidiary of WHX, and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which HN Acquisition Corp. will pay $35.25 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, HN Acquisition Corp. will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already owned by WHX and its subsidiaries and Shares as to which holders exercise appraisal rights) will be converted into the right to receive $35.25 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as placement agent for a private offering of $125,000,000 principal amount of 7.31% Senior Notes due April 30, 2004 of the Company in 1997 and having acted as its financial advisor in connection with, and having participated in certain negotiations leading to, the Agreement. Goldman, Sachs & Co. provides a full range of financial advisory and securities services, and in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or WHX for its own account and for the account of customers.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Shareholders and Annual Reports on Form 10-K of the Company for the five years ended

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Handy & Harman
March 1, 1998
Page Two

December 31, 1996; the Company's audited financial results for the year ended December 31, 1997; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its shareholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with such transaction or how any holder of Shares should vote with respect to such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $35.25 per Share in cash to be received by the holders of Shares (excluding WHX and its subsidiaries) in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.